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MASSIMO MONDAZZI
CHIEF FINANCIAL AND RISK MANAGEMENT OFFICER
Direct Telephone (+39)-02-52041730
Fax (+39)-02-52041765
Prot. CFO/AMBIL/146/2014/P	December 18, 2014

United States Securities and Exchange Commission 100 F Street N.E., Stop 7010 Washington, D.C. 20549

Attention: Brad Skinner Senior Assistant Chief Accountant

Re:	Eni S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 10, 2014
File No. 001-14090
Supplemental Response Filed September 23, 2014

Dear Mr. Skinner:

Thank you for your letter, dated December 10, 2014, setting forth supplemental comments from the Staff of the Commission on Eni’s annual report on Form 20-F for the year ended December 31, 2013 (the "Form 20-F"). The information set forth below is submitted in response to your supplemental comments. The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

Proved Undeveloped Reserves, page 40

1.	Your response two relating to our September 11, 2014 letter states that the 542 MMBOE net reduction to your year end 2013 PUD reserves includes the 337 MMBOE reduction attributed to PUD development as well as 205 MMBOE net reduction due to i) divestment of Russian assets and iii) additions associated with

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contractual and technical revisions. Given that you quantified the impact of converted PUD volumes, to improve the clarity of your disclosure, revise your disclosure in future documents to also quantify the impact of any other material changes in proved undeveloped reserves that occurred during the year.

Response

We acknowledge the Staff’s comment. In future filings we will disclose quantitative information in relation to any material changes in our proved undeveloped reserves that may occur during the year.

2.	We note the "main conversions to proved developed reserves" include the Kashagan project. Please furnish to us the year-end 2013 figures for your booked Kashagan proved developed reserves and for your booked Kashagan proved undeveloped reserves. Explain to us the justification for your claim of Kashagan proved developed reserves, given that you have disclosed (page 32) that Kashagan production is halted beginning October, 2013 with production delayed through 2015.

Response

On page 55 of our Form 20-F, we disclosed the total amount of proved reserves booked at our Kashagan field, as follows:

"As of December 31, 2013, Eni’s proved reserves booked for the Kashagan field amounted to 565 MMBOE, barely unchanged from 2012".

We further note that, on page 40 of our Form 20-F, we disclosed the amount of our Kashagan proved undeveloped reserves as of end of the 2013 year, as follows:

"The Company estimates that approximately 0.8 BBOE of proved undeveloped reserves have remained undeveloped for five years or more with respect to the balance sheet date, mainly related to: (i) the Kashagan project in Kazakhstan for approximately 0.4 BBOE [i.e. 440 MMBOE that have been rounded to 0.4 BBOE] which will be progressively reclassified to proved developed as a result of hooking-up new producing wells which are currently being drilled and plant capacity expansion as part of the completion of the sanctioned Phase 1 of the global development plan of the Kashagan field (the so-called Experimental Program)".

In 2013 we reclassified to proved developed reserves approximately 0.13 BBOE of PUDs related to the Kashagan projects. This was the result of hooking-up new producing wells, which targeted an initial production level of approximately 75 KBBL/d (gross). Production started in September 2013. Shortly thereafter, an accident occurred to a support pipeline for the transport of acid gas. This accident forced the Kashagan consortium to halt production and we are currently planning for a production restart by the second half of 2016.

However, at the time of the accident we had already completed and hooked-up all producing wells to extract the 0.13 BBOE of reserves reclassified as developed, production had started, and no additional capital expenditures are required to produce those reserves, except for the cost to substitute the damaged support pipelines. Therefore, we believe that the reclassification of the above PUDs to proved developed reserves was appropriate.

Oil and Gas Production, Production Prices, and Production Costs, page 41

3.	Our prior comment three requested that you "Revise your disclosure to present this information [historical product sales volumes] based on annual production volumes. See Item 1204(a) of Regulation S-K." In part, your response three states, "... in future filings we will add further information on annual volumes to the discussion based on daily averages." Please furnish to us a description and an example of the annual sales volume information by product and geographical area that you intend to disclose in your 2014 Annual Report on Form 20-F.

Response

In response to the Staff’s comment, we furnish below an example of tabular information that we intend to include in our future filings relating to annual production volumes available-for-sale by products and geographic areas. The discussion regarding year-on-year significant changes in production will continue to be presented in daily production averages to ensure comparability with other major oil and gas companies that adopt the same approach.

The figures below refer to annual production volumes available-for-sale for the year ended December 31, 2013, which will also be included for comparative purposes in our 2014 Annual Report on Form 20-F.

***

We are available to discuss the foregoing with you at your convenience.
If you have any questions relating to this letter, please feel free to call the undersigned at +39-02-520-41730.

Eni acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Eni may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ MASSIMO MONDAZZI
Massimo Mondazzi
Title: Chief Financial and Risk Management Officer